Press Release

Stockholm October 2, 2001

Song Networks receives order worth approximately SEK 50 million

Regus Business Center chooses Song Networks as its internet access and telephony supplier for the whole Nordic region

Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) announced to day that Regus Business Center has signed an agreement with Song Networks meaning the data and tele operator will supply telephony and internet access services to Regus' 23 business service centres in the Nordic region. The agreement is worth approximately SEK 50 million over three years.

Regus Business Center, the world's largest business service centre, has chosen Song Networks for telephony and internet access throughout the Nordic region. The internet access is dynamic and known as "bandwidth on demand". It means that Regus can provide its customers with dedicated broadband access initially up to 100 Mbits per second. Up- and downgrading will be done centrally at Song Networks depending on Regus' customer requirements.

"One of the main reasons why we chose Song Networks was that they could deliver the same product portfolio throughout the Nordic region and offer flexible broadband on the fiber network to our most demanding corporate clients," says Roberto Pozzi, Regional General Manager Nordics.

"This is one of the largest agreements in Song Networks this year, which shows that our current focus on supplying complete solutions for companies throughout the Nordic region from our own fiber network, is right," comments Ivar Strömberg, CEO at Song Networks Holding.

For further information, please contact:
Song Networks Holding AB	Regus
Jenny Moquist, investor Relations Manager	Roberto Pozzi, Regional General Manager, Nordic
Phone: +46 8 5631 0219	Phone: +44 1932 895132
Mobile: +46 701 810 219	Mobile: +44 7799 147526
E-mail: jenny.moquist@songnetworks.net	E-mail: roberto.pozzi@regus.com
Song Networks Holding AB	Song Networks Holding AB
Henrik Östmark, Informations Manager	Ivar Strömberg, CEO
Phone: +46 8 5631 0040	Phone: +46 8 5631 001
Mobile: +46 701 810 040	Mobile: +46 701 810 001
E-mail: henrik.ostmark@songnetworks.se	E-mail: ivar.stromberg@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholm Stock Exchange: SONW) Song Networks is a rapidly expanding data, internet and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The company provides broadband solutions for data, internet and voice, to large and mid-range businesses in the Nordic region. Song Networks is currently the only pan Nordic data, internet and telecommunications operator investing in local access networks with broadband capacity. The company is constructing networks in the 80 largest cities in the Nordic region. The access networks, which are linked by a long-distance network, will be one of Europe's fastest data and internet super-highways with an initial capacity for customers of up to one gigabit. The company was founded in 1995 and has approximately 1,200 employees. The head office is in Stockholm and there are an additional 24 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

Regus is a multi-national organisation and leading worldwide operator of Business Centres, bringing together, people, property and technology to provide you with a platform for doing business on flexible terms, whenever and wherever you require. We offer a global network of fully equipped offices and meeting rooms, which you can hire for an hour, a day, a month, a year or longer just as easily as you would book a hotel, giving clients a low risk, cost effective and immediate route to achieving a national and international presence. Regus operates a global network of 387 fully serviced Business Centres with 84,000 workspaces in 50 countries spanning every continent. Business Centres are within modern and prestigious buildings, either close to central business, financial and hotel districts or on city perimeter business parks with excellent transport links and often close to regional airports, please visit www.regus.com

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

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